N-SAR EXHIBIT 77E

Pending Litigation.  In 2009, several putative class action lawsuits were filed  and later consolidated before the U.S. District Court for the District of Colorado in connection with the investment performance of Oppenheimer Rochester California Municipal Fund (the "Fund") , a fund advised by OppenheimerFunds, Inc. ("OFI") and distributed by OppenheimerFunds Distributor, Inc. ("OFDI") .  The plaintiffs asserted claims against OFI, OFDI and certain present and former trustees and officers of the Fund under the federal securities laws, alleging, among other things, that the disclosure documents of the Fund contained misrepresentations and omissions and the investment policies of the Fund were not followed.  In October 2015, following a successful appeal by defendants and a subsequent hearing, the court granted plaintiffs' motion for class certification and appointed class representatives and class counsel.  In July 2017, the parties executed a stipulation of settlement resolving this matter.  In November 2017, the court entered an order and final judgment approving the settlement as fair, reasonable and adequate.
OFI believes that the settlement should not impair the ability of OFI or OFDI to perform their respective duties to the Fund and that the outcome of the suit should not have any material effect on the operations of any of the Oppenheimer funds.